EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

CV Therapeutics, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31, 2005
	2000	2001	2002	2003	2004
	(in thousands)
Earnings:
Loss before income taxes	$(38,380)	$(79,697)	$(107,773)	$(110,951)	$(155,083)	$(46,422)
Add: fixed charges	9,714	14,751	16,612	18,009	20,055	4,521
Less: capitalized interest	—	—	—	—	—	—

Earnings	$(28,666)	$(64,946)	$(91,161)	$(92,942)	$(135,028)	$(41,901)

Fixed Charges:
Interest expense	$8,211	$9,507	$9,453	$10,443	$(10,479)	$2,453
Amortization of convertible notes offering costs	782	957	957	1,216	3,100	370
Estimated expense portion of rent expense	721	4,287	6,202	6,350	6,476	1,698

Fixed charges	$9,714	$14,751	$16,612	$18,009	$20,055	$4,521

Ratio of earnings to fixed charges	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of loss before income taxes plus fixed charges and (b) fixed charges consist of interest expense on long-term debt and capital leases, amortization of debt issuance costs and that portion of rental expense deemed to be representative of interest. Earnings were insufficient to cover fixed charges by $38.4 million in 2000, $79.7 million in 2001, $107.8 million in 2002, $111.0 million in 2003, $155.1 million in 2004 and $46.4 million in the three months ended March 31, 2005.